UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Better Home & Finance Holding Company
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

08774B102
(CUSIP Number)

1/0 Mortgage Investment LLC
215 NW 24th Street, Suite 501
Miami, Florida 33127
(786) 348-2280
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 08774B102	Page 2 of 6

1.	Names of Reporting Persons. 1/0 Mortgage Investment, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	17,993,370(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	17,993,370
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,993,370(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%(2)
14.	Type of Reporting Person: OO

(1) The beneficial ownership reported herein does not include 7,711,443 shares of Class A common stock (“Class A Common Stock”) of Better Home & Finance Holding Company (the “Issuer”) disposed of by 1/0 Mortgage Investment, LLC after April 9, 2024, over which certain of the Reporting Persons may be deemed to have voting power through the date of the Issuer’s Annual Meeting of Stockholders on June 4, 2024.  See Item 5.

(2) This percentage was calculated based on 391,152,585 shares of Class A Common Stock outstanding as of March 13, 2024, based on information disclosed in the preliminary proxy statement on Form PRE 14A filed by the Issuer on April 9, 2024.

SCHEDULE 13D
CUSIP No. 08774B102	Page 3 of 6

1.	Names of Reporting Persons. Better Portfolio Holdings 1 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	27,141,628
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	27,141,628
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,141,628
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%(1)
14.	Type of Reporting Person: OO

(1) This percentage was calculated based on: (a) 391,152,585 shares of Class A Common Stock outstanding as of March 13, 2024, based on information disclosed in the preliminary proxy statement on Form PRE 14A filed by the Issuer on April 9, 2024, and (b) 27,141,628 of shares of Class A Common Stock issuable upon conversion of the 27,141,628 shares of the Issuer’s Class B common stock (“Class B Common Stock”) held directly by Better Portfolio Holdings 1 LLC.

SCHEDULE 13D
CUSIP No. 08774B102	Page 4 of 6

1.	Names of Reporting Persons. Riaz Valani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	45,134,998(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	45,134,998
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,134,998(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 10.8%(2)
14.	Type of Reporting Person: IN

(1) The beneficial ownership reported herein does not include 7,711,443 shares of Class A Common Stock disposed of by 1/0 Mortgage Investment, LLC after April 9, 2024, over which certain of the Reporting Persons may be deemed to have voting power through the date of the Issuer’s Annual Meeting of Stockholders on June 4, 2024. See Item 5.

(2) This percentage was calculated based on: (a) 391,152,585 shares of Class A Common Stock outstanding as of March 13, 2024, based on information disclosed in the preliminary proxy statement on Form PRE 14A filed by the Issuer on April 9, 2024, and (b) 27,141,628 of shares of Class A Common Stock issuable upon conversion of the 27,141,628 shares of the Class B Common Stock held directly by Better Portfolio Holdings 1 LLC that Mr. Valani may be deemed to beneficially own.

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Better Home & Finance Holding Company, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on September 1, 2023 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The number of shares of Class A Common Stock beneficially owned by each Reporting Person, including the number of shares over which each Reporting Person has sole or shared dispositive or voting power, is set forth on the cover pages of this Schedule 13D and is incorporated by reference herein.

As of the date hereof, (i) 1/0 Mortgage Investment, LLC directly holds 17,993,370 shares of Class A Common Stock, and (ii) Better Portfolio Holdings 1 LLC directly holds 27,141,628 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis.  Mr. Valani may be deemed the beneficial owner of the Class A Common Stock beneficially owned by 1/0 Mortgage Investment, LLC and Better Portfolio Holdings 1 LLC.  Collectively, the Reporting Persons beneficially own 45,134,998 shares of Class A Common Stock representing 10.8% of the issued and outstanding Class A Common Stock.

The beneficial ownership percentages of the Class A Common Stock reported herein were based on 391,152,585 shares of Class A Common Stock outstanding as of March 13, 2024, based on information disclosed in the preliminary proxy statement on Form PRE 14A filed by the Issuer on April 9, 2024, and the number of shares of Class A Common Stock issuable upon conversion of any Class B Common Stock beneficially owned by each Reporting Person, as applicable.

Additionally, based on 292,894,465 shares of Class B Common Stock outstanding as of March 13, 2024, as reported by the Issuer in the Preliminary Proxy Statement, the Reporting Persons' beneficial ownership represents 7.8% of the total voting power of the Issuer.

The beneficial ownership reported herein does not include the 7,711,443 shares of Class A Common Stock distributed by 1/0 Mortgage Investment, LLC on April 11, 2024 as described below.  Such distribution occurred after April 9, 2024, the record date for the Issuer’s annual meeting of stockholders, to be held on June 4, 2024 (the “Annual Meeting”), as disclosed in the preliminary proxy statement filed by the Issuer with the Securities and Exchange Commission on April 9, 2024.  The Reporting Persons may be deemed to continue to have beneficial ownership over such shares through the date of the Annual Meeting, solely by virtue of the rights to vote such shares of Class A Common Stock at the Annual Meeting.

(c) Except as set forth below, none of the Reporting Persons has effected any transactions in Class A Common Stock during the past 60 days.

On March 5, 2024, 1/0 Mortgage Investment, LLC converted all 25,704,813 of its shares of Class B Common Stock into 25,704,813 shares of Class A Common Stock on a one-for-one basis.

On April 11, 2024, 1/0 Mortgage Investment, LLC distributed 7,711,443 shares of Class A Common Stock to one of its members.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2024

1/0 MORTGAGE INVESTMENT, LLC

By:	/s/ Riaz Valani
Name: Riaz Valani
Title: Authorized Person

BETTER PORTFOLIO HOLDINGS 1 LLC

By:	/s/ Riaz Valani
Name: Riaz Valani
Title: Authorized Person

RIAZ VALANI

By:	/s/ Riaz Valani